SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC. 25049

                                   FORM 12b-25

                               Commission File Numbers: 001-08131 and 001-08132
                                                        -----------------------

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F
              [X] Form 10-Q   [ ] Form N-SAR

For Period Ended: June 30, 1998

[  ]  Transition Report on Form 10-K      [  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-K      [  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Meditrust Corporation and Meditrust Operating Company
                         -----------------------------------------------------

Former name if applicable:           Santa Anita Realty Enterprises, Inc. and
                                     Santa Anita Operating Company, respectively
                                     -------------------------------------------


Address of principal executive office (Street and number):

                         197 First Avenue, Suite 300 and Suite 100, respectively
                         -------------------------------------------------------

City, State and Zip Code: Needham, MA 02494
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



                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Meditrust Corporation and Meditrust Operating Company (together, the "Companies") are unable to meet the filing date for their Form 10-Q for the three months ended June 30, 1998 (the "Reporting Period") without unreasonable effort or expense. The Companies are filing this Form 12b-25 because they need additional time to complete the required disclosure regarding the Companies' Reporting Period. Since the end of the Reporting Period, the Companies' management has been substantially occupied by integrating the assets and business of Cobblestone Holdings, Inc. with and into the Companies' business and consummating the La Quinta Inns, Inc. transaction. The Companies intend to file their Form 10-Q within the time period specified by Rule 12b-25(b)(2) of the Securities Exchange Act of 1934, as amended.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

In the case of Meditrust Corporation:
Laurie T. Gerber, Chief Financial Officer, (781) 433-6000
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In the case of Meditrust Operating Company:
William C. Baker, Interim President and Interim Treasurer, (781) 453-8062
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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Revenue for the Reporting Period was $114,139,000 compared to $71,014,000 for the three months ended June 30, 1997, an increase of $43,125,000 or approximately 61%.
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                  Net income for the Reporting Period was $48,403,000 compared to $41,947,000 for the three months ended June 30, 1997, an increase of $6,456,000 or approximately 15%.
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                  Net income per share of paired common stock of the Companies for the Reporting Period was $0.48 compared to $0.57 for the three months ended June 30, 1997.
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




                              MEDITRUST CORPORATION
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:


Date:     August 14, 1998               By: /s/ Laurie T. Gerber
          ---------------                   ------------------------------------
                                            Laurie T. Gerber
                                            Chief Financial Officer


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).






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



                           MEDITRUST OPERATING COMPANY
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:


Date:     August 14, 1998            By: /s/ William C. Baker
          ---------------                ---------------------------------------
                                         William C. Baker
                                         Interim President and Interim Treasurer


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).





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